Exhibit 99.1

Notice of Annual General Meeting to be held on December 3, 2024

(or any adjourned or postponed meeting thereof)

OSLO, Norway, November 4, 2024 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced that it will hold the 2024 annual general meeting of shareholders (the “AGM”) at 3:00 p.m. Central European Time on December 3, 2024 at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland).

The agenda for this year’s AGM is:

•
A proposal of share consolidation of the Company’s ordinary shares at a ratio of consolidating each two ordinary shares into one ordinary share of the Company (the “Share Consolidation”), to simplify our share structure as further described below, will be submitted to Opera’s shareholders to be considered and voted upon at the AGM.
•
To transact such other business as may properly come before the 2024 AGM of Shareholders or any adjournment or postponement thereof.

The Company’s American depositary shares (“ADSs”) that trade on Nasdaq each represent two (2) underlying ordinary shares in the Company. There are no other share classes in the Company – only ordinary shares. The Company has observed some confusion as it relates to ordinary shares versus ADSs, both in terms of ownership percentages, and earnings per share versus earnings per ADS. To simplify, we propose a Share Consolidation to merge each two ordinary shares into one ordinary share, following which the ratio between shares and ADSs can then be changed to be one-to-one (1:1). Subject to the approval of the Share Consolidation at the AGM, Opera’s board of directors (the “Board”) has approved a change in the ADS ratio proportionate to the Share Consolidation, from one (1) ADS representing two (2) ordinary shares to become one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”), to take effect on December 6, 2024 (the “Effective Date”). Holders of ADSs need not take any action in regard to the ADS Ratio Change.

The Share Consolidation and ADS Ratio Change collectively will not affect the number of ADSs outstanding or any investor’s ownership percentage in the Company. As such, the effect of these changes on the value of each ADS in the Company, as traded on Nasdaq, is neutral. These changes are also neutral for Opera’s pre-IPO majority investor. By simplifying our share structure, we will make it easier for our investors to analyze and understand metrics based on the number of shares outstanding.

The Board has fixed the close of business on November 1, 2024 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares, at the close of business on the Record Date are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. The notice of the AGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at investor.opera.com. The proposed Share Consolidation is subject to a simple majority vote.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at investor.opera.com/sec-filings.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations: Media:

Matthew Wolfson press-team@opera.com

investor-relations@opera.com